Exhibit 99(f)

SCHERING-PLOUGH REVIEWS
PHARMACEUTICAL RESEARCH AND BUSINESS PROGRESS

NEW YORK, N.Y., June 28, 2001 -Richard Jay Kogan, chairman and chief executive officer of Schering-Plough Corporation (NYSE: SGP), today reviewed highlights of the company's pharmaceutical business and research progress, and discussed efforts to address ongoing manufacturing issues at a meeting with analysts and portfolio managers.

Also presenting at the meeting were Jonathan R. Spicehandler, M.D., president of Schering-Plough Research Institute, who spoke on ezetimibe, the company's cholesterol absorption inhibitor in development; Robert J. Spiegel, M.D., senior vice president, medical affairs and chief medical officer, who provided an overview of Schering-Plough's leadership role in discovering and developing new therapies for the treatment of hepatitis C; and Roch Doliveux, president, Schering-Plough International, who reviewed Schering-Plough's business opportunities in international pharmaceutical markets.

Commenting on the manufacturing issues, Kogan said the company is "engaged in a major effort to resolve these issues, meet the expectations of the Food and Drug Administration (FDA), and put in place the people, systems and equipment to assure sustained compliance." These manufacturing process and control issues were previously reported by the company on February 15 and updated in a June 22 press release.

In reviewing the company's business operations and research activities, Kogan said that pharmaceuticals make up 85 percent of total sales, with the largest product groups being allergy/respiratory, anti-infective/anticancer and cardiovascular. The company's animal health and consumer product lines represent about 15 percent of total sales. While the U.S. market has recently been the source of most of the company's growth, Kogan said, "Now we are entering a period when our major international markets should generate significantly higher sales."

Schering-Plough's largest therapeutic category is allergy/respiratory, led by the nonsedating antihistamine CLARITIN® (loratadine), the world's largest-selling antihistamine. Sales increased to $3 billion in 2000, reflecting growth in world allergy markets. Commenting on recent FDA and congressional hearings about proposals to take CLARITIN and other second-generation prescription antihistamines over-the-counter, Kogan said, "We believe CLARITIN should remain a prescription product. We think this is the best setting for the patient and for the health care system."

Kogan said the successor product is CLARINEX® (desloratadine), a new once-daily nonsedating antihistamine approved in 28 countries, including the European Union (EU). In addition to the tablet form, marketing applications have been filed for various line extensions. In the United States, approval of CLARINEX remains subject to a successful resolution of the manufacturing issues. Kogan noted that the FDA has designated CLARINEX as approvable; there are no other scientific or clinical issues remaining; "and we will launch it as soon as it's approved."

Schering-Plough has several other opportunities in the respiratory area. He cited one of two partnerships with Merck & Co., Inc., announced in May 2000. The respiratory partnership is working on developing a once-daily, fixed-combination tablet containing Schering-Plough's CLARITIN and Merck's Singulair® (montelukast sodium), a once-daily leukotriene receptor antagonist for asthma, for the treatment of allergic rhinitis. The combination therapy has the potential to compete in a U.S. allergy market valued at more than $5 billion.

Kogan also highlighted NASONEX® (mometasone furoate monohydrate), a potent,

once-daily nasal spray for allergies. Sold in 60 countries, NASONEX is the company's first nasal steroid to be marketed on a global basis. With worldwide sales up 60 percent in 2000 to $415 million, NASONEX has captured the No. 2 position in the world nasal-inhaled steroid market.

ASMANEX® (mometasone furoate), a next-generation inhaled steroid for asthma, also "would mark the first time we have a product in this therapeutic class to market on a worldwide basis." ASMANEX is approved in 11 countries and in April received UK approval, marking the first step in the EU mutual recognition procedure. In the United States, the FDA has designated ASMANEX as approvable. The company plans to launch the product on a global basis.

In the anti-infective/anticancer area, Kogan reviewed positive developments for the company's interferon franchise, including the anticancer/antiviral agent INTRON® A (interferon alfa-2b, recombinant); REBETRON™ Combination Therapy, containing REBETOL® (ribavirin) Capsules and INTRON A Injection; and PEG-INTRON™ (peginterferon alfa-2b), a longer-acting form of INTRON A and the world's first pegylated interferon on the market. "No other company has done more to develop and introduce new treatments for hepatitis C than Schering-Plough," observed Kogan.

Reviewing other products in the anti-infective/anticancer category, Kogan highlighted REMICADE® (infliximab), an anti-inflammatory marketed internationally for the treatment of Crohn's disease and rheumatoid arthritis, which has the potential to be a major factor in what may become a billion-dollar market in Europe; TEQUIN™ (gatifloxacin), a new broad-spectrum antibiotic for respiratory infections co-promoted in the United States with Bristol-Myers Squibb; TEMODAR® (temozolomide), an oral agent approved in the EU and United States for treating certain types of brain cancer; and CAELYX®, a long-circulating form of doxorubicin (a widely used cancer drug), approved to treat advanced ovarian cancer last fall in the EU and this year in Canada.

Kogan also reviewed research efforts in the anticancer area, including a farnesyl protein transferase (FPT) inhibitor in Phase II studies for treating various solid tumors. The FPT inhibitor is a member of a new class of "smart" targeted anticancer agents that inhibits a specific cancer cell pathway.

In cardiovasculars, he discussed INTEGRILIN® (eptifibatide), a platelet aggregation inhibitor for cardiovascular patients with certain acute coronary syndromes and those undergoing percutaneous coronary intervention. "In the United States, INTEGRILIN has the broadest labeling and has become the country's most widely used product in its class," he said. COR Therapeutics, Inc. and Schering-Plough are worldwide partners for INTEGRILIN.

"A great commercial opportunity in our late-stage pipeline is ezetimibe, a cholesterol absorption inhibitor and a product of Schering-Plough's research efforts," said Kogan. Ezetimibe forms the basis of the company's cholesterol-management partnership with Merck to develop and market in the United States the compound three ways: as a once-daily monotherapy; co-administered with other statins; and as a once-daily, fixed combination tablet with Zocor® (simvastatin), Merck's cholesterol-management medicine.

Kogan noted that the partnerships are owned 50/50 by Schering-Plough and Merck, with profits and costs shared equally, except for more generous early profit terms for Schering-Plough for ezetimibe monotherapy. Commenting on the partnership, Kogan said, "We are a year into this now, and I am very pleased with how these partnerships are working, with the excellent people involved, and the progress that has been achieved."

Kogan said that the company has been making good progress in its research programs. "In 2000, we received eight major approvals, filed 14 major regulatory applications, and recommended that five compounds advance from basic research to development," he said. "This year we expect to recommend six compounds. We are moving closer to achieving our goal of recommending 10 compounds advance into development annually." With 2000 R&D spending of $1.3 billion, Kogan projected that 2001 R&D expenditures would be around $1.4 billion.

Dr. Spicehandler presented a review of the medical attributes and development program for ezetimibe. Ezetimibe is a member of a new novel class of oral lipid-lowering agents that selectively inhibit cholesterol absorption in the intestine. Statins, such as Zocor, act primarily to inhibit the production of cholesterol in the liver.

Dr. Spicehandler reviewed previously reported results from a Phase III monotherapy study with ezetimibe and Phase II studies of ezetimibe co-administered with statins. Results of the studies showed that ezetimibe reduced low-density lipoprotein cholesterol (LDL-C) by about 18 percent as monotherapy and achieved a similar 18 percent additive effect when co-administered with statins. Dr. Spicehandler said co-administration of ezetimibe with a statin may have the potential to help more patients achieve their cholesterol goals.

Dr. Spiegel provided an overview of Schering-Plough's leadership role in discovering and developing new therapies for the treatment of hepatitis C, a serious disease affecting more than 11 million people in developed countries, including 4 million Americans, 5 million Europeans and 2 million Japanese.

Dr. Spiegel provided a historical look at treatment advances developed by Schering-Plough, beginning with the 1991 U.S. approval of INTRON A for chronic hepatitis C. He noted that in the last 10 years Schering-Plough has developed innovative therapies that have significantly improved clinical outcomes with each advance. He reviewed the clinical development of REBETRON Combination Therapy, which produces a three-fold increase in sustained response rates compared with INTRON A monotherapy, and the development of PEG-INTRON, which offers patients the convenience of once-weekly injections. He said PEG-INTRON/REBETOL combination therapy can raise the sustained viral response rate for all hepatitis C genotypes to 54 percent and, in particular, can significantly improve response rates in the poor prognosis genotype 1 patients. He noted that the PEG-INTRON/REBETOL combination therapy, approved in the EU and under priority review in the United States, represents the new standard of care for the treatment of hepatitis C.

Roch Doliveux discussed growth opportunities for Schering-Plough in international pharmaceutical markets, particularly in Europe and Japan. He noted that among the top 20 pharmaceutical companies, Schering-Plough is the second-fastest growing in the international marketplace and the fastest-growing company in Europe.

In Latin America, Schering-Plough is the market leader in key therapeutic areas, including allergy/respiratory, anti-infective/anticancer and dermatologicals, said Doliveux. In reviewing product sales in Europe, Doliveux said growth was being driven by INTRON A and REBETOL, REMICADE, TEMODAR, NASONEX and CLARINEX. Doliveux said CLARINEX has already become the leading nonsedating antihistamine in Germany. NASONEX is the leading nasal-inhaled steroid in Italy, France and Germany, and the fastest-growing product in its therapy class. In anti-infectives/anticancer, he said

PEG-INTRON/REBETOL combination therapy was launched in major European markets in the second quarter for the treatment of hepatitis C. He also noted that REMICADE has been launched in all major European markets for rheumatoid arthritis. Doliveux said that there is "significant potential for growth" in the European and Canadian markets as more patients obtain treatment for conditions such as rheumatoid arthritis, hepatitis C and brain cancer.

Doliveux said, "Schering-Plough is poised for aggressive growth in Japan," benefiting from increased market penetration for INTRON A, especially for treating hepatitis C, and anticipated major new product launches. He said the company filed an application in April in Japan for the combination use of INTRON A with REBETOL for hepatitis C, which has been granted priority review. Also in Japan, a marketing application was filed in January for CLARITIN for the treatment of chronic idiopathic urticaria.

Reviewing the company's manufacturing issues, Kogan summarized events since the February 15 announcement and as detailed in the June 22 press release. "We are working through our priorities, believe we are making progress, but there is still much to do," he said. Kogan reminded the audience of the powers of the FDA, particularly if it is not satisfied with the corrective actions the company has taken or proposed.

Kogan reported that more than $60 million has already been spent on quality-related and validation projects, primarily in New Jersey and Puerto Rico, and that the company has committed significant additional funds. He also said the manufacturing issues have affected a number of areas, including the company's current $1.5 billion share repurchase program. That program was suspended in February 2001 as "we believed it would be prudent to stop until these issues were clarified." He added, "It was 36 percent complete at the time and we will get back into the market when we believe it is appropriate."

In concluding his remarks on the state of the business, Kogan said, "I have outlined what I believe is an outstanding portfolio of current and future growth drivers for the company. We have a strong position in the U.S. market and the potential for significantly higher sales in international markets. We have also, through internal research and collaborative agreements, created opportunities for new franchises and substantial future growth."

A Webcast of this meeting in a live audio format with slides is available via the Schering-Plough corporate Web site, www.schering-plough.com. An audio replay of the meeting is available via the Schering-Plough corporate Web site starting at approximately 2 p.m. on June 28 through 5 p.m. on July 27.

DISCLOSURE STATEMENT: The information in this press release includes certain "forward-looking" statements relating to the company's business prospects and the expected impact on the company of the manufacturing process and control and current Good Manufacturing Practices (GMP) issues identified by the FDA, the company's efforts going forward to resolve those issues, remedies the FDA may seek with respect to those issues, the expected need for and cost of any additional remedial actions the company may take, and the pendency of the company's NDA for CLARINEX, which remains subject to FDA approval. The resolution of the issues with the FDA, as well as the potential impact of those issues on the company's second-quarter and full-year 2001 sales and earnings, are subject to substantial risks and uncertainties. Many factors could cause actual results to differ materially from the company's forward-looking statements, including that the timing, scope and duration of a resolution of the manufacturing process and control and GMP issues will depend on the ability of the company to assure FDA of the quality and reliability of its manufacturing systems and controls, and the extent of remedial and prospective obligations undertaken by the company. Other risk factors include that the FDA approval process is uncertain and can cause delays in approval of new products, and that any failure to meet GMPs can result in delays in the release of products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, fines and other civil or criminal sanctions. In addition, the forward-looking statements may also be adversely affected by general market factors, competitive product development, product availability, generic competition, federal and state regulations and legislation, the regulatory process for new products and indications, new manufacturing issues that may arise, trade buying patterns, patent positions, litigation and investigations. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 2000 annual report on Form 10-K and subsequent quarterly report on Form 10-Q.

Schering-Plough is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.